

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   February 19, 2016

Via E-mail
Ian Schwartz
General Counsel
Triton Container International Limited
55 Green Street
San Francisco, CA 94111

> **Re: Triton International Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 5, 2016**
> **File No. 333-208757**

Dear Mr. Schwartz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Risk Factors, page 34
If Holdco is unable to finance capital expenditures…, page 44

1.   We note your disclosure that early amortization events may occur in loans used by Triton's subsidiaries that will cause these subsidiaries to use all available cash flows to repay these loans. Please disclose here, or in an appropriate section of your registration statement, these early amortization events.

Unaudited Pro Forma Combined Forma Combined Financial Information, page 64
Notes to Unaudited Pro Forma Financial Information, page 68

2.   We note your response to prior comment 8. Please address what consideration was given to including these dividend payments as part of your merger consideration.

Note 1- Basis of Pro Forma Presentation, page 68

3.   We note your response to prior comment 10 as it relates to the relative voting rights in the combined entity and have the following additional comments.

- With regard to your assessment of the limited circumstances in which the Sponsor Shareholder voting restrictions are expected to be applicable, please explain the business purpose of the voting restrictions set forth in the Sponsor Shareholder Agreement;

- You indicate that "many" significant matters that would be submitted to shareholders of the combined entity for approval would first be approved by the Holdco Board. Please explain the nature of the significant matters that would not first be approved by the Holdco Board and address how you contemplated those matters in your determination that notwithstanding the Sponsor Shareholder Agreement, Triton shareholders will have voting control; and

- You indicate that the Sponsor Shareholders will have significant influence in the selection of the directors nominated to serve on the Holdco Board due, in part, to their right to have one of their director designees appointed to Holdco's Nominating and Corporate Governance Committee. Please tell us how many members there are on this committee.

Note 3- Preliminary Merger Consideration, page 69

4.   You indicate that the quoted market price of TAL has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely held stock in an actively traded market. However, it is not clear how the quoted market price of TAL reflects the premium over the pre-combination fair value of the equity interest of TAL that you have alluded to in response to prior comment 10. Please provide us a more robust analysis of the appropriateness of your accounting. Include a summary of the implied per share values of Triton as determined by the valuation analyses presented in this Form S-4.

Note 5- Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 71

5.   Based on this adjustment amount in (k)(3) provided in this footnote, it appears that the transaction costs incurred were approximately $20.7 million. Please reconcile this amount to your disclosures provided on page 38 in response to prior comment 6. Disclose the amount of nonrecurring charges which result directly from the mergers and which will be included in income within the 12 months succeeding the mergers. Please also revise your Unaudited Pro Forma Combined Statement of Income to disclose income (loss) from continuing operations before nonrecurring charges.

Note 6- Adjustments to Unaudited Pro Forma Combined Statements of Income, page 73

6.   We note your expanded disclosure provided in (d) of this footnote regarding the unvested share base awards at both TAL and Triton that will vest immediately upon the closing of the merger. Please quantify the amount that you will charge to management, general, and administrative expenses upon closing of the mergers.

7.   You indicate that certain modifications were made to the Triton share option plan as of November 9, 2015 which may result in an additional charge to share based compensation. Please expand your disclosure to identify the nature of the modifications and quantify the

amount of the additional charge. Given that the modifications have been already made, it is unclear why an estimate cannot be made.

Summary of Material Financial Analyses of Triton, page 104
Selected Publicly Traded Companies Analysis, page 104

8.   We note your revised disclosure in response to comment 21 in our letter dated January 21, 2016. Please disclose the specific primary considerations and judgements you made when comparing the financial and operating characteristics of these companies to Triton. This comment also applies to the corresponding section related to the TAL analysis on page 107.

Consolidated Financial Statements for Fiscal Year Ended December 31, 2014
General

9.   Please update the financial information in your filing to include the audited fiscal year ended December 31, 2015 in accordance with Rule 3-12(d) of Regulation S-X.

Note 1- Business and Summary of Significant Accounting Policies, page F-8
(c) Principles of Consolidation, page F-8

10.   We have read your response to prior comment 34 in which you indicate that subject to the limitations set forth in the Operating Agreement, Triton has full and complete charge of all affairs of TCI, and management and control of TCI's business resides exclusively with Triton. Subject to the limitations set forth in the Operating Agreement, Triton has the rights, powers and authority to obligate and bind TCI to take actions as Triton deems necessary. Please tell us what these limitations relate to and how, in light of these limitations you were able to conclude that the other members of TCI do not have substantive participating rights. Please address the need to disclose the nature of these limitations. Finally, if material, please file the agreement as an Exhibit to your next amendment on Form S-4. Refer to Item 601(b)(10) of Regulation S-K.

11.   Disclose the nature of your interests in your regional service subsidiaries and the related consolidation policy.

12.   We have read your response to prior comment 36 as well as the additional information you have provided. We note that your discussion of the Operating Agreement on page F-16 appears to discuss the allocation of cash flows related to container dispositions and non-container dispositions. Please expand this disclosure herein or in MD&A to address how the allocation of cash flows correlates to the income attributable to non-controlling interests.

Note 9 – Debt, page F-18

13.   We note your additional disclosures provided in response to prior comment 39. With reference to the nature of the restrictions related to the $1,298,360 of container owners' assets that are not available to directly satisfy your debts, please address the need to provide Schedule I as required by Rule 5-04 of Regulation S-X.

14.   We note that Holdco will assume Triton's debt upon the completion of this transaction. Please tell us what consideration you have given to filing Triton's material debt agreements—which include the revolving credit facilities, term loans, institutional notes, and asset-backed notes—as exhibits to your registration statement.

You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
       Neil Markel
       Cleary Gottlieb Steen & Hamilton LLP